EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

Jones Soda Co.

We consent to the use of our report dated February 7, 2003, with respect to the consolidated balance sheets of Jones Soda Co. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficiency) and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated herein by reference. Our report dated February 7, 2003, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
September 23, 2003